Exhibit 12

GULFPORT ENERGY CORPORATION

COMPUTATION OF RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. We have calculated the ratio of earnings to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. Fixed charges consist of interest expense. You should read these ratios in connection with our consolidated financial statements incorporated by reference into this prospectus. The financial measures used in this table may not be comparable to similarly titled financial measures used in our various agreements, including our secured revolving credit facility and the Indenture.

	Year Ended December 31,					For the Nine Months Ended September 30, 2014
	2013	2012	2011	2010	2009
	(in thousands) (unaudited)
Earnings
Income from continuing operations	$153,192	$71,836	$108,422	$47,363	$23,627	$137,330
Interest expense	17,490	7,458	1,400	2,761	2,309	11,993

Income before fixed charges	$170,682	$79,294	$109,822	$50,124	$25,936	$149,323

Fixed Charges
Interest expense	$17,490	$7,458	$1,400	$2,761	2,309	$11,993

Total fixed charges	17,490	7,458	1,400	2,761	2,309	11,993

Earnings/fixed charge coverage ratio	9.8	10.6	78.4	18.2	11.2	12.5